Johnson Matthey

02015143

Robert M. Talley
Vice President, General Counsel
and Secretary

November 30, 2001

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3220 0001 6259 4313

SUPPL

RECEIVED FEB 12 2002 316

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Interim Results For The Half Year**	**30 September 2001**
2.	**Dealings By Directors**	**20 September 2001**
3.	**Dealings By Directors**	**18 October 2001**
4.	**Dealings By Directors**	**22 November 2001**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosure

cc: S. A. Farrant (w/o encl.)

O:\LG\S\SEC\4-SEC.doc

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick
D G Titcombe

Person with holding(s)
As above

Registered Holder(s)
Noble Lowndes Settlement Trustees Ltd as the Trustee of the Johnson Matthey UK Employee Share Participation Scheme.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Employee Share Participation Scheme.

Number of shares/amount of stock acquired

C R N Clark	138
N A P Carson	138
D W Morgan	140
J N Sheldrick	140
D G Titcombe	138

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.60

Date of transaction
21 November 2001

Date company informed
21 November 2001

Total holding following this notification

C R N Clark	25,804
N A P Carson	19,339
D W Morgan	18,024
J N Sheldrick	34,810
D G Titcombe	38,823

Total percentage holding of issued class following this notification
0.06%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: **22 November 2001**

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick
D G Titcombe

Person with holding(s)
As above

Registered Holder(s)
Noble Lowndes Settlement Trustees Ltd as the Trustee of the Johnson Matthey UK Employee Share Participation Scheme.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Employee Share Participation Scheme.

Number of shares/amount of stock acquired

C R N Clark	148
N A P Carson	148
D W Morgan	148
J N Sheldrick	148
D G Titcombe	148

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.00

Date of transaction
17 October 2001

Date company informed
18 October 2001

Total holding following this notification

C R N Clark	25,666
N A P Carson	19,201
D W Morgan	17,884
J N Sheldrick	34,670
D G Titcombe	38,685

Total percentage holding of issued class following this notification
0.06%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 18 October 2001

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick
D G Titcombe

Person with holding(s)
As above

Registered Holder(s)
Noble Lowndes Settlement Trustees Ltd as the Trustee of the Johnson Matthey UK Employee Share Participation Scheme.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Employee Share Participation Scheme.

Number of shares/amount of stock acquired

C R N Clark	158
N A P Carson	158
D W Morgan	158
J N Sheldrick	156
D G Titcombe	124

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£8.49

Date of transaction
19 September 2001

Date company informed
20 September 2001

Total holding following this notification

C R N Clark	25,518
N A P Carson	19,050
D W Morgan	17,736
J N Sheldrick	34,493
D G Titcombe	38,537

Total percentage holding of issued class following this notification
0.06%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 20 September 2001

For Release at 7.00 am Thursday 29th November 2001

Interim Results for the half year ended 30th September 2001

A good first half with continued strong growth in Catalysts & Chemicals. Pharmaceutical Materials established as a separate division

Results

- Operating profit excluding exceptional items up 14% to £94.4 million
- Profit before tax excluding exceptional items up 7% to £92.2 million
- Earnings per share excluding exceptional items up 7% to 29.5 pence
- Interim dividend increased by 7% to 7.5 pence

Business Developments

- Strong performance from Catalysts & Chemicals shows the benefit of investment in new technology
- New fuel cell components factory under construction at Swindon
- Pharmaceutical Materials now a separate division. Good contribution from the Meconic and Pharm-Eco acquisitions
- Precious Metals ahead despite weaker platinum and palladium prices
- Colours & Coatings affected by economic slowdown
- Major investment programme in growth businesses continues despite more uncertain economic outlook

Commenting on the results, Chris Clark, Chief Executive of Johnson Matthey said:

"The group has performed well in the first half, despite more difficult economic conditions, reflecting the overall strength of our business. Although the second half will be impacted by the slowdown in the US and weaker metal prices we expect both Catalysts & Chemicals and Pharmaceutical Materials to show continued good growth."

Enquiries:

Chris Clark, Chief Executive, Johnson Matthey	020 7269 8435
John Sheldrick, Group Finance Director, Johnson Matthey	020 7269 8438
Howard Lee, Gavin Anderson & Co	020 7457 2345

Report to Shareholders

Introduction

Johnson Matthey made good progress in the first half of 2001/02 with profits comfortably ahead of last year. Most of the growth was generated by Catalysts & Chemicals and the newly formed Pharmaceutical Materials Division, whose results are shown separately for the first time. Despite the more uncertain economic outlook the group is continuing to invest significantly in new production facilities and in research and development in its growth businesses.

Review of Results

In the six months to 30th September 2001 Johnson Matthey's profit before tax and exceptional items rose by 7% to £92.2 million. Earnings per share excluding exceptionals also rose by 7% to 29.5 pence.

Total sales fell by 7% to £2.6 billion reflecting lower prices for platinum and palladium, particularly in the second quarter. Sales excluding the value of precious metals rose by 16% to £559 million, with double digit organic growth in Catalysts & Chemicals. Pharmaceutical Materials benefited from the contribution from acquisitions.

Operating profit excluding exceptionals rose by 14% to £94.4 million. The group had a net interest charge of £2.2 million in the period compared with a net credit of £3.3 million last year. This change reflects the funding costs of the major investments and share buy-backs undertaken in the period, and higher interest paid on gold and silver leases.

The interim dividend has been increased by 7% to 7.5 pence.

Operations

Catalysts & Chemicals Division increased sales by 20% over last year to £746 million. Sales excluding the value of precious metals rose by 16% to £301 million reflecting strong growth in volume. Operating profit rose by 21% to £45.1 million with both Catalytic Systems and Chemicals well ahead of last year.

The Catalytic Systems business, which encompasses Johnson Matthey's worldwide autocatalyst, heavy duty diesel and stationary source emission control businesses, achieved excellent growth. Global car sales in Johnson Matthey's first six months were 2 – 3% down on a very strong prior year. Catalyst volumes grew marginally in the period but profits improved strongly as our new generation of precision coated products proved cost effective for our customers.

Chemicals also achieved strong growth in the first half with platinum group metals refining benefiting from increased intake from primary producers. Our catalogue based Research Chemicals business, which sells fine chemicals mainly to research institutes, pharmaceutical and chemical companies, achieved excellent growth.

During the period the Fuel Cells business continued to work in close collaboration with its target customers to optimise the products that they require for both small scale stationary and transportation applications. Fuel cell systems for niche residential and back-up power applications are coming onto the market next year containing Johnson Matthey products. Work has commenced on the new Membrane Electrode Assembly (MEA) manufacturing plant at Swindon in the UK. In addition a new facility for the reformer business is nearing completion at West Whiteland in the USA.

Precious Metals Division's sales fell by 17% reflecting a reduction in secondary gold refining and lower platinum and palladium prices. Despite this drop the division was able to achieve 7% growth in operating profits to £29.3 million compared with last year, which had included the cost of restructuring our Canadian business.

The average price of platinum fell by 3% to $536 per oz compared with the first half of last year. Demand for platinum was robust, with increased purchases by the auto industry and by jewellery manufacturers in China. Demand for palladium weakened in reaction to earlier high prices and excess inventory in the auto and electronics sectors. The price fell by 16% to an average of $563 per oz.

Our platinum fabrication businesses achieved good growth in the period with continued expansion of products for medical devices. Profits from our Gold and Silver businesses were down reflecting difficult conditions in gold refining and the weak gold price.

Colours & Coatings Division increased its sales by 4% to £130 million. Operating profit fell by 6% to £14.5 million.

Structural Ceramics, which sells mainly to the tile industry, achieved good growth in sales and profits, particularly in Southern Europe. The Glass sector also performed well with good sales of decorative and gold products in Europe. Market conditions for the Tableware business worsened, with UK customers cutting back on production and both sales and profits declined.

Pharmaceutical Materials Division's sales increased by 157% to £41 million with most of the rise coming from the acquisition of Meconic at the beginning of July 2001 and Pharm-Eco Laboratories, acquired in April 2001. Operating profit rose by 49% to £13.1 million with both acquisitions making a good start under Johnson Matthey ownership.

Operating profit for the group's existing business, based in New Jersey in the US, was slightly ahead of last year. Sales included some pre-launch quantities of two new products. Meconic's results cover the three month period from the beginning of July. Over that period Meconic achieved good sales growth with strong demand for opiate products and galantamine. Pharm-Eco has seen a steady increase in sales since its acquisition and is performing very much in line with expectations.

Finance

Cash Flow

Johnson Matthey's net cash flow from operations was £114.4 million, an increase of 48% compared with last year. This strong performance included a cash inflow from reduced debtors reflecting lower metal prices. Stocks increased by £46.6 million to support the growth of the business.

Capital expenditure was £61.1 million which was 70% up on last year and represents 2.7 times depreciation. This high level of expenditure reflects the group's strategy of investing in its growth businesses and will continue in the second half of the year.

The group's free cash flow (before acquisitions and share buy-backs) was slightly negative at £8.1 million, as a result of the high level of capital expenditure. In the six months to 30th September 2001, the group spent £139.6 million on acquisitions and £39.6 million on share buy-backs (net of shares issued) giving a net cash outflow of £188.7 million. In addition, the group took on £46.6 million of debt and issued £18.7 million in loan notes relating to the acquisitions. As a consequence the group moved from a net cash position of £139.9 million at 31st March 2001 to a net borrowing of £108.1 million at 30th September 2001.

Johnson Matthey's balance sheet remains very strong, with shareholders' funds of £798.3 million at 30th September 2001 and gearing (net borrowings/shareholders' funds and minority interests) of 13%.

Exceptional Items

Overall, exceptional items and goodwill amortisation gave rise to a small net charge of £0.8 million on a pre-tax basis.

In the early part of the year we reviewed the group's holdings of unhedged platinum group metals. Following this review we decided to reduce the holding of palladium and some of the metal was sold giving rise to an exceptional profit of £7.2 million.

In early September 2001 we sold our loss-making French ceramic print business (part of Tableware). The sale gave rise to an exceptional book loss of £5.5 million.

Goodwill amortisation in the half year increased to £2.4 million reflecting the inclusion of goodwill amortisation relating to Meconic and Pharm-Eco.

Interest and Exchange Rates

The group's interest charge increased by £5.5 million, reflecting the funding cost of the major investments and share buy-backs undertaken in the period. Interest payable on gold and silver leases increased to £1.8 million in the half year, as a result of very high lease rates for both metals in the first quarter and a significant increase in average holdings.

Exchange rates were favourable for Johnson Matthey's results compared with the same period last year. Approximately 40% of the group's profits are earned in North America. The average rate for the US dollar for the six months to 30th September 2001 strengthened to $1.43/£ compared with $1.50/£ for the same period last year. Overall, favourable exchange translation benefited the group by £1.4 million.

Taxation

This year the group has adopted FRS 19, a new accounting standard requiring companies to fully provide for deferred tax. Last year's results have been restated accordingly. The effect of the new standard is to increase the group's average tax rate by about 1%, and to increase the deferred tax liability included in the balance sheet by £43.6 million.

Compared with last year's restated figure, the group's total tax charge has increased by £4.0 million to £29.4 million largely in line with the increase in profit before tax.

The average tax rate, excluding exceptionals, has remained unchanged at 29.5%.

Business Developments

Last June we announced our plans to increase investment in our growth businesses. This programme has made excellent progress and we are already seeing benefits coming through.

In addition, we said we would pursue a number of acquisition opportunities for Catalysts & Chemicals and Pharmaceutical Materials. The two acquisitions completed for Pharmaceutical Materials have significantly strengthened the business and we have separated it out as a stand alone division. We are continuing to look for bolt-on acquisitions particularly for our Chemicals business.

We also indicated that, despite these future investment plans, we had some spare balance sheet capacity and would use some of that to buy back shares. To date we have purchased 4.9 million shares for a cash cost of £45.4 million (of which £6.2 million falls into the second half of the year).

As a result of these actions the group has both strengthened its operational base and increased the financial efficiency of its balance sheet.

In Catalysts & Chemicals Division our autocatalyst business continues to benefit from the spread of vehicle emissions standards around the world. On 26th June 2001 we opened our new manufacturing facility in Shanghai to serve growing demand in China. This plant has initial capacity to produce 1.1 million autocatalysts and motorcycle catalysts per year. It is the ninth plant in our global network of such facilities.

Johnson Matthey's new autocatalyst manufacturing technology is delivering new generations of more sophisticated catalysts that can provide more cost effective solutions to increasingly challenging vehicle emissions standards. This new technique has been very well received by our customers and will result in new business. We are continuing to install it in all our manufacturing plants around the world which further improves our competitive position.

The Chemicals business is making good progress in its programme of investment to upgrade and expand its platinum group metals (pgm) refining capacity on both sides of the Atlantic. This is enabling the business to take on higher volumes of primary pgm materials and to recycle and refine more spent catalysts.

Fuel cells continue to be a major focus of investment for future growth. Investment in our new Membrane Electrode Assembly manufacturing facility at Swindon is being undertaken on a modular basis in order to keep pace with growth in customer demand for this key component. Our business is making good progress with both its technical and commercial programmes. The first commercial products for small scale stationary and portable power applications will start to be available next year and we are well positioned to serve this market as it develops.

The creation of the new Pharmaceutical Materials Division is an important strategic step for the group. For many years we have operated a pharmaceutical materials business from our facility in West Deptford, New Jersey. That business has been focused on the manufacture of active pharmaceutical ingredients for platinum anti-cancer drugs and a range of controlled substances. The business has grown substantially over the last five years and we are nearing completion of a major extension, which will increase capacity by 40%.

The acquisition of Pharm-Eco Laboratories, which provides contract research, process development and small scale synthesis services to the pharmaceutical industry, has proved to be an excellent fit. It has enabled the group to offer manufacturing services to customers from pre-clinical trials all the way through to full scale manufacture of proprietary and generic drugs. The subsequent acquisition of Meconic, which is a major UK manufacturer of controlled substances, has given us a European base for the division and provides major opportunities for cross-selling and sharing research and development. We see excellent opportunities for organic growth from this new division.

Outlook

The group has performed well in the first half, despite more difficult economic conditions, reflecting the overall strength of our business. Although the second half will be impacted by the slowdown in the US and weaker metal prices we expect both Catalysts & Chemicals and Pharmaceutical Materials to show continued good growth.

Consolidated Profit and Loss Account

for the six months ended 30th September 2001

		Six months to				Year to
		30.9.01	30.9.01	30.9.01	30.9.00	31.3.01
	NOTE	Before exceptional items and goodwill amortisation £ million	Exceptional items and goodwill amortisation £ million	Total £ million	Total restated £ million	Total restated £ million
Turnover	2					
Continuing operations		2,621.8	-	2,621.8	2,849.8	5,899.5
Acquisitions		24.0	-	24.0	-	-
Total continuing operations		2,645.8	-	2,645.8	2,849.8	5,899.5
Discontinued operations		1.2	-	1.2	2.1	4.2
Group turnover		2,647.0	-	2,647.0	2,851.9	5,903.7
Operating profit	4					
Continuing operations		90.7	-	90.7	82.6	174.9
Acquisitions		4.1	-	4.1	-	-
Continuing operations before goodwill amortisation		94.8	-	94.8	82.6	174.9
Goodwill amortisation		-	(2.4)	(2.4)	(0.1)	(0.3)
Continuing operations before exceptional items		94.8	(2.4)	92.4	82.5	174.6
Exceptional items	5	-	7.2	7.2	-	(0.6)
Total continuing operations		94.8	4.8	99.6	82.5	174.0
Discontinued operations		(0.5)	-	(0.5)	0.2	0.1
Group operating profit		94.3	4.8	99.1	82.7	174.1
Share of profit in associates - continuing		0.1	-	0.1	0.1	0.2
Share of profit in associates - discontinued		-	-	-	(0.2)	(0.2)
Total operating profit		94.4	4.8	99.2	82.6	174.1
Profit on sale / closure of discontinued operations	6	-	(5.6)	(5.6)	-	1.1
Profit on ordinary activities before interest		94.4	(0.8)	93.6	82.6	175.2
Net interest		(2.2)	-	(2.2)	3.3	5.3
Profit on ordinary activities before taxation		92.2	(0.8)	91.4	85.9	180.5
Taxation	7	(27.2)	(2.2)	(29.4)	(25.4)	(54.2)
Profit after taxation		65.0	(3.0)	62.0	60.5	126.3
Equity minority interests		(0.1)	-	(0.1)	(0.4)	(0.6)
Profit attributable to shareholders		64.9	(3.0)	61.9	60.1	125.7
Dividends	8	(16.2)	-	(16.2)	(15.4)	(51.3)
Retained profit		48.7	(3.0)	45.7	44.7	74.4
		pence		pence	restated pence	restated pence
Earnings per ordinary share (EPS)						
Basic	9			28.2	27.4	57.3
Diluted	9			27.8	27.1	56.5
EPS excluding exceptional items and goodwill amortisation						
Basic	9	29.5			27.5	57.2
Diluted	9	29.2			27.2	56.5
Dividend per ordinary share	8	7.5		7.5	7.0	23.3

Consolidated Balance Sheet

as at 30th September 2001

	30.9.01 £ million	30.9.00 restated £ million	31.3.01 restated £ million
Fixed assets			
Goodwill	**160.6**	5.5	8.6
Tangible fixed assets	**454.5**	336.4	386.8
Investments	**3.5**	0.9	1.0
	618.6	342.8	396.4
Current assets			
Stocks	**357.2**	212.9	278.8
Debtors: due within one year	**404.4**	395.4	415.7
Debtors: due after more than one year	**106.1**	100.5	103.9
Short term investments	**17.4**	16.0	15.9
Cash at bank and in hand	**66.1**	270.2	237.4
	951.2	995.0	1,051.7
Creditors: Amounts falling due within one year			
Borrowings and finance leases	**(80.5)**	(33.9)	(19.8)
Precious metal leases	**(111.7)**	(57.7)	(91.8)
Other creditors	**(376.2)**	(307.7)	(367.8)
Net current assets	**382.8**	595.7	572.3
Total assets less current liabilities	**1,001.4**	938.5	968.7
Creditors: Amounts falling due after more than one year			
Borrowings and finance leases	**(93.7)**	(75.2)	(77.7)
Other creditors	**(0.4)**	(0.3)	(1.0)
Provisions for liabilities and charges	**(104.5)**	(86.0)	(78.0)
Net assets	**802.8**	777.0	812.0
Capital and reserves			
Called up share capital	**218.4**	222.1	222.5
Share premium account	**126.4**	121.5	123.2
Capital redemption reserve	**4.9**	-	-
Associates' reserves	**-**	(0.4)	-
Profit and loss account	**448.6**	428.8	461.7
Shareholders' funds	**798.3**	772.0	807.4
Equity minority interests	**4.5**	5.0	4.6
	802.8	777.0	812.0

Consolidated Cash Flow Statement

for the six months ended 30th September 2001

	Six months to 30.9.01 £ million	Six months to 30.9.00 £ million	Year to 31.3.01 £ million

Reconciliation of operating profit to net cash inflow from operating activities

	30.9.01	30.9.00	31.3.01
Operating profit	**99.1**	82.7	174.1
Depreciation and amortisation charges	**25.4**	19.8	41.1
Profit on sale of tangible fixed assets and investments	**(2.5)**	(2.0)	(0.7)
(Increase) / decrease in owned stocks	**(46.6)**	44.0	15.0
Decrease / (increase) in debtors	**12.9**	(59.1)	(82.0)
Increase / (decrease) in creditors and provisions	**26.1**	(8.3)	9.0
Net cash inflow from operating activities	**114.4**	77.1	156.5

Cash Flow Statement

	30.9.01	30.9.00	31.3.01
Net cash inflow from operating activities	**114.4**	77.1	156.5
Dividends received from associates	**-**	-	0.1
Returns on investments and servicing of finance	**(1.8)**	3.6	5.8
Taxation	**(17.6)**	(15.2)	(38.2)
Capital expenditure and financial investment	**(67.2)**	(39.6)	(94.7)
Acquisitions	**(139.6)**	(1.8)	(6.2)
Disposals	**(1.4)**	(0.2)	0.6
Equity dividends paid	**(35.9)**	(31.1)	(46.5)
Net cash flow before use of liquid resources and financing	**(149.1)**	(7.2)	(22.6)
Management of liquid resources	**12.9**	(35.7)	157.8
Financing			
Issue and purchase of share capital	**(39.6)**	5.8	7.9
Increase / (decrease) in borrowings and finance leases due within one year	**24.6**	(7.2)	(10.9)
(Decrease) / increase in borrowings due after one year	**(4.5)**	0.1	(1.2)
Net cash outflow from financing	**(19.5)**	(1.3)	(4.2)
(Decrease) / increase in cash in the period	**(155.7)**	(44.2)	131.0

Reconciliation of net cash flow to movement in net debt

	30.9.01	30.9.00	31.3.01
(Decrease) / increase in cash in the period	**(155.7)**	(44.2)	131.0
Cash (inflow) / outflow from movement in borrowings and finance leases	**(20.1)**	7.1	12.1
Cash (inflow) / outflow from movement in liquid resources	**(12.9)**	35.7	(157.8)
Change in net funds / debt resulting from cash flows	**(188.7)**	(1.4)	(14.7)
Borrowings acquired with subsidiaries	**(46.6)**	-	(1.3)
Loan notes issued to acquire subsidiary	**(18.7)**	-	-
Translation difference	**6.0**	(3.4)	(9.9)
Movement in net funds / debt in period	**(248.0)**	(4.8)	(25.9)
Net funds at beginning of period	**139.9**	165.8	165.8
Net (debt) / funds at end of period	**(108.1)**	161.0	139.9

Total Recognised Gains and Losses

for the six months ended 30th September 2001

	Six months to 30.9.01 £ million	30.9.00 restated £ million	Year to 31.3.01 restated £ million
Profit attributable to shareholders	**61.9**	60.1	125.7
Currency translation differences on foreign currency net investments and related loans	**(10.1)**	3.5	9.5
Taxation on translation differences on foreign currency loans	**(3.2)**	(7.3)	(9.7)
Total recognised gains and losses relating to the period	**48.6**	56.3	125.5
Prior year adjustment	**(43.6)**		
Total gains and losses recognised since last annual report	**5.0**		

Movement in Shareholders' Funds

for the six months ended 30th September 2001

	Six months to 30.9.01 £ million	30.9.00 restated £ million	Year to 31.3.01 restated £ million
Profit attributable to shareholders	**61.9**	60.1	125.7
Dividends	**(16.2)**	(15.4)	(51.3)
Retained profit	**45.7**	44.7	74.4
Other recognised gains and losses relating to the period	**(13.3)**	(3.8)	(0.2)
New share capital subscribed	**3.9**	5.8	7.9
Purchase of own shares	**(45.4)**	-	-
Net movement in shareholders' funds	**(9.1)**	46.7	82.1
Opening shareholders' funds (originally £851.0 million before prior year adjustment of £43.6 million)	**807.4**	725.3	725.3
Closing shareholders' funds	**798.3**	772.0	807.4

Notes on the Accounts

for the six months ended 30th September 2001

1 Basis of preparation

The interim accounts were approved by the Board of Directors on 27th November 2001, and are unaudited but have been reviewed by the auditors. They do not constitute statutory accounts, but have been prepared on the basis of the accounting policies set out in the annual report for the year ended 31st March 2001, with the exception of the implementation of Financial Reporting Standard (FRS) 19 - 'Deferred Tax' as described in note 7. Also, the group sold its French print business during the period and Metawave Video Systems Ltd, an associate, closed during the year ended 31st March 2001 and so their results are reported as discontinued operations. Information in respect of the year ended 31st March 2001 is derived from the company's statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under 237(2) and 237(3) of the Companies Act 1985.

The activity analyses of total turnover (note 2), total turnover excluding the value of precious metals (note 3) and total operating profit (note 4) have been restated to show Pharmaceutical Materials as a new segment. This was previously included within Catalysts & Chemicals but is now shown separately as a result of its increased size due to acquisitions (note 11).

2 Total turnover

	Six months to		Year to
	30.9.01	30.9.00	31.3.01
		restated	restated
Activity analysis	**£ million**	£ million	£ million
Catalysts & Chemicals	**746.3**	622.1	1,467.6
Precious Metals	**1,729.1**	2,087.3	4,145.7
Colours & Coatings	**129.8**	124.6	251.0
Pharmaceutical Materials	**40.6**	15.8	35.2
	2,645.8	2,849.8	5,899.5
Discontinued operations	**1.2**	2.1	4.2
	2,647.0	2,851.9	5,903.7

	Six months to		Year to
	30.9.01	30.9.00	31.3.01
		restated	restated
Geographical analysis by origin	**£ million**	£ million	£ million
Europe	**1,825.1**	2,068.4	4,111.8
North America	**709.6**	744.8	1,585.2
Asia	**487.7**	557.6	1,094.4
Rest of the World	**154.6**	122.7	307.7
	3,177.0	3,493.5	7,099.1
Discontinued operations	**2.0**	2.4	5.0
	3,179.0	3,495.9	7,104.1
Less inter-segment sales	**(532.0)**	(644.0)	(1,200.4)
	2,647.0	2,851.9	5,903.7

Notes on the Accounts

for the six months ended 30th September 2001

3 Total turnover excluding the value of precious metals

Activity analysis	Six months to 30.9.01 £ million	30.9.00 restated £ million	Year to 31.3.01 restated £ million
Catalysts & Chemicals	**300.7**	260.3	535.3
Precious Metals	**90.3**	85.0	161.9
Colours & Coatings	**128.2**	121.8	245.6
Pharmaceutical Materials	**38.4**	13.6	29.9
	557.6	480.7	972.7
Discontinued operations	**1.2**	2.1	4.2
	558.8	482.8	976.9

4 Total operating profit

Activity analysis	Six months to 30.9.01 £ million	30.9.00 restated £ million	Year to 31.3.01 restated £ million
Catalysts & Chemicals	**45.1**	37.4	80.9
Precious Metals	**29.3**	27.3	57.4
Colours & Coatings	**14.5**	15.5	32.1
Pharmaceutical Materials	**13.1**	8.8	18.0
Corporate	**(7.1)**	(6.3)	(13.3)
	94.9	82.7	175.1
Discontinued operations	**(0.5)**	-	(0.1)
Goodwill amortisation	**(2.4)**	(0.1)	(0.3)
Exceptional items included in total operating profit	**7.2**	-	(0.6)
	99.2	82.6	174.1

Geographical analysis	Six months to 30.9.01 £ million	30.9.00 restated £ million	Year to 31.3.01 restated £ million
Europe	**41.1**	30.4	66.9
North America	**37.8**	40.1	81.4
Asia	**6.9**	6.2	13.8
Rest of the World	**9.1**	6.0	13.0
	94.9	82.7	175.1
Discontinued operations	**(0.5)**	-	(0.1)
Goodwill amortisation	**(2.4)**	(0.1)	(0.3)
Exceptional items included in total operating profit	**7.2**	-	(0.6)
	99.2	82.6	174.1

Notes on the Accounts

for the six months ended 30th September 2001

5 Exceptional items included in total operating profit

The exceptional item included in total operating profit is £7.2 million profit on sale of unhedged palladium.

6 Profit on sale / closure of discontinued operations

	Six months to		Year to
	30.9.01	30.9.00	31.3.01
	£ million	£ million	£ million
Sale of French print business (note 12)	**(5.5)**	-	-
Sale of Electronic Materials	-	-	3.4
Sale of Organic Pigments	-	-	(1.2)
Closure of Metawave Video Systems Ltd	**(0.1)**	-	(1.1)
	(5.6)	-	1.1

7 Taxation

Under the provisions of FRS 19 - 'Deferred Tax', which the group adopted on 1st April 2001, the group has restated its deferred tax balances to recognise deferred tax on all non-permanent timing differences that have originated but not reversed by the balance sheet date as a change in accounting policy. Consequently the group has restated its comparatives for the six months to 30th September 2000 and the year to 31st March 2001. The effect is to increase the deferred tax charge in the six months to 30th September 2000 by £0.9 million and in the year to 31st March 2001 by £1.9 million. The taxation charge on translation differences on foreign currency loans in the statement of recoginsed gains and losses has increased by £7.3 million in the six months to 30th September 2000 and by £11.1 million in the year to 31st March 2001. The deferred tax balance included in provisions for liabilities and charges at 30th September 2000 has increased by £38.4 million and at 31st March 2001 by £43.6 million.

	Six months to		Year to
	30.9.01	30.9.00	31.3.01
		restated	restated
	£ million	£ million	£ million
United Kingdom	**11.4**	11.1	22.7
Overseas	**15.7**	14.3	31.3
Associates	**0.1**	-	0.1
	27.2	25.4	54.1
Tax on profit on sale of unhedged palladium	**2.2**	-	-
Tax on other exceptionals	**-**	-	0.1
	29.4	25.4	54.2

8 Dividends

An interim dividend of 7.5 pence per ordinary share will be paid on 6th February 2002 to shareholders on the register at the close of business on 7th December 2001.

Notes on the Accounts

for the six months ended 30th September 2001

9 Earnings per ordinary share

The calculation of earnings per ordinary share is based on a weighted average of 219,340,776 shares in issue (six months to 30th September 2000 - 219,121,620 shares, year to 31st March 2001 - 219,467,375). The calculation of diluted earnings per ordinary share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plan.

Excluding exceptional items, the tax thereon and goodwill amortisation, basic earnings per ordinary share were 29.5 pence (six months to 30th September 2000 restated - 27.5 pence, year to 31st March 2001 restated - 57.2 pence), and diluted earnings per ordinary share were 29.2 pence (six months to 30th September 2000 restated - 27.2 pence, year to 31st March 2001 restated - 56.5 pence).

10 Purchase of own shares

During the period the group has purchased an aggregate of 4,871,000 of its own ordinary shares of £1 each for an aggregate consideration of £45.4 million through the market. Of this consideration £6.2 million was outstanding at 30th September 2001.

11 Acquisitions

Meconic plc

On 21st June 2001 the group announced that it had agreed terms for a recommended cash offer for Meconic plc, the quoted UK parent company of Macfarlan Smith, a manufacturer of active pharmaceutical ingredients and fine chemicals. On 9th July the group announced that it had acquired over 50% of the company and hence the offer became unconditional. As at 30th September 2001 the group owned 99.9% of Meconic plc.

The results of Meconic plc since its acquisition on 9th July 2001 have been included in the results of Pharmaceutical Materials, and were turnover of £19.5 million and operating profit of £3.6 million. It has been accounted for by acquisition accounting as a 100% owned subsidiary. The purchase consideration was £147.6 million, including £0.2 million accrued, of which £18.7 million was paid as loan notes. Costs incurred were £6.5 million, including £2.0 million accrued. The estimated fair value of the net assets acquired was £20.1 million, resulting in goodwill of £134.0 million. Borrowings acquired were £20.6 million.

Pharm-Eco Laboratories, Inc.

On 20th April 2001 the group acquired Pharm-Eco Laboratories, Inc. located in Boston in the US for £6.0 million, and costs incurred were £1.5 million, including £1.0 million accrued. The company provides contract research, process development and small scale synthesis services to the pharmaceutical industry, and its post acquisition results have been included in Pharmaceutical Materials. Its turnover and operating profit since acquisition were £4.5 million and £0.5 million respectively. The estimated fair value of the net liabilities acquired was £14.0 million, including £26.0 million of other borrowings, resulting in goodwill of £21.5 million. This has been accounted for by acquisition accounting.

12 Sale of French print business

On 6th September 2001 the group sold its French print business, Matthey Beyrand et Cie S.A. The assets disposed of were £4.0 million, including cash of £1.1 million. Costs incurred were £1.5 million. The loss on disposal was £5.5 million.